40-33
811-04005
Branch
Branch 20

THE HARTFORD

Kevin J. Carr
Assistant General Counsel
Law Department
Direct Dial: (860) 843-4586
Direct Fax: (860) 843-8665
E-Mail: Kevin.Carr@hartfordlife.com
Hartford Life, Inc.
200 Hopmeadow Street
Simsbury, CT 06089

October 27, 2004

04053680

VIA FEDERAL EXPRESS

Filing Desk
U.S. Securities and Exchange Commission
450 Fifth St., NW
Washington, DC 20549

SEC MAIL PROCESSING SECTION
RECEIVED
OCT 29 2004
WASH, D.C. 185

The Hartford Financial Services Group, Inc., et al Civil Actions

To Whom It May Concern:

In accordance with Section 33 of the Investment Company Act of 1940, please find enclosed one copy of the following class action complaint to which The Hartford Financial Services Group, Inc. and certain of its affiliates are a party:

In Re Hartford Mutual Funds Fee Litigation,
Master File: 3:04CV00344 (AWT)

Sincerely,

Kevin J. Carr

PROCESSED
JAN 21 2005
THOMSON FINANCIAL

cc: James Heavner, Esq.

UNITED STATES DISTRICT COURT
DISTRICT OF CONNECTICUT

IN RE HARTFORD MUTUAL FUNDS FEE LITIGATION	:	MASTER FILE: 3:04CV00344 (AWT)
	:	Dated: October 20, 2004
THIS DOCUMENT RELATES TO: ALL ACTIONS	:	

CONSOLIDATED AMENDED CLASS ACTION COMPLAINT

Plaintiffs, by and through their counsel, allege the following based upon the investigation of counsel, which included a review of United States Securities and Exchange Commission ("SEC") filings, as well as other regulatory filings, reports, advisories, press releases, media reports, news articles, academic literature, and academic studies. Plaintiffs believe that substantial additional evidentiary support will exist for the allegations set forth herein after a reasonable opportunity for discovery.

INTRODUCTION

1. This is a federal class action based upon The Hartford Financial Services Group, Inc. ("Hartford Financial" or "Hartford"), and those of its subsidiaries and affiliates also named herein as defendants, charging Hartford mutual fund investors excessive fees and expenses that they then used, in part, to improperly pay and induce brokers to steer more investors into Hartford mutual funds. As a result of their material omissions and conduct detailed below, defendants are liable under the Investment Company Act of 1940 (the "Investment Company Act"); the Investment Advisers Act of 1940 (the "Investment Advisers Act"); Connecticut Unfair Trade Practices Act ("CUTPA"); unjust enrichment; and for breaches of their common law fiduciary duties to a class (the "Class") of all persons or entities who held one or more shares of

Hartford mutual funds, set forth in Exhibit A attached hereto (the "Hartford Funds" or the "Funds"), during the period January 30, 1999 to November 17, 2003 (the "Class Period").

2. In essence, defendants used Hartford Fund investor assets to pay kickbacks to brokerages in exchange for the brokerages steering their clients into Hartford Funds. Defendants referred to this as buying "shelf space" at the brokerages. Then, once invested, the investors in Hartford Funds were charged and paid undisclosed fees to the defendants that were improperly used by the defendants to pay brokers to push Hartford Funds on yet more investors in order to increase the level of investments in Hartford Funds.

3. Defendants' practice of charging excessive fees and commissions to Hartford Funds investors to pay and induce brokers to steer investors into the Hartford Funds necessarily created insurmountable conflicts of interest for the brokers who were purportedly acting in the best interests of their clients – but in fact were only concerned with their pay-offs from Hartford Financial.

4. The practice of charging excessive fees and commissions also created insurmountable conflicts of interest for the investment adviser to the Hartford Funds who had a duty to act in the best interests of fund investors, but was, in fact, only concerned with siphoning fees from the funds to induce brokers to artificially increase the amount of money invested in Hartford Funds. Hartford Financial was motivated to engage in this undisclosed plan of charging excessive fees to induce brokers to steer investors into Hartford Funds because the fees it collected for managing and advising the Hartford Funds were calculated as a percentage of assets under management, and, therefore, tended to increase as the number of Hartford Funds investors grew. According to a former Regional Sales Manager employed during the Class Period,

employees were instructed to sell mutual funds to the public strictly to raise revenue for the company and that, consequently, ***the interests of investors were not protected***.

5. Defendants purposely omitted disclosing the nature of the improper excessive fees and commissions charged to Plaintiffs and other members of the Class. The defendants concealed such fees used to induce brokers to push Hartford Funds as they realized that the inducements created insurmountable conflicts of interest significant to any reasonable person deciding how to invest his or her money.

6. In actions to date against Morgan Stanley, Massachusetts Financial Services and Fleet Investment Advisors, Inc., among others, the SEC has condemned the practices complained about here, stating that they create insurmountable, undisclosed conflicts of interest in violation of the securities laws. In similar enforcement actions, the National Association of Securities Dealers ("NASD") also has condemned these practices and concluded that such practices violate NASD Rule 2830(k).

7. The actions of the Hartford defendants described herein are no different from those already condemned by the SEC and NASD. As described by Sen. Peter Fitzgerald (R-Ill.) in a January 28, 2004 *Los Angeles Times* article about a Senate committee hearing on mutual funds, the mutual fund industry "is indeed the world's largest skimming operation," tantamount to "'a $7-trillion trough' exploited by fund managers, brokers and other insiders."

8. On January 9, 2004, Hartford's scheme was exposed when the *Wall Street Journal* revealed a "shelf space" scheme between Edward Jones and Hartford. Hartford's improper practices have since resulted in ongoing investigations by the SEC, NASD and state regulators.

JURISDICTION AND VENUE

9. The claims asserted herein arise under and pursuant to Sections 34(b), 36(b) and 48(a) of the Investment Company Act, 15 U.S.C. §§80a-33(b), 80a-35(a) and (b) and 80a-47(a), Sections 206 and 215 of the Investment Advisers Act, 15 U.S.C. §§80b-6 and 80b-15, Conn. Gen. Stat. § 42-110a et seq. and common law.

10. This Court has jurisdiction over the subject matter of this action pursuant to Section 44 of the Investment Company Act, 15 U.S.C. §80a-43; Section 214 of the Investment Advisers Act, 15 U.S.C. §80b-14; and 28 U.S.C. § 1391(b).

11. Many of the acts charged herein, including the preparation and dissemination of materially false and misleading information, occurred in substantial part in this District. Defendants conducted other substantial business within this District and many Class members reside within this District. Defendant Hartford Financial was at all relevant times, and still is, headquartered in this District.

12. In connection with the acts alleged in this complaint, defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications, and the facilities of the national securities markets.

PARTIES

Plaintiffs

13. Plaintiff Linda Smith held during the Class Period and continues to own shares or units of the Hartford Dividend and Growth Fund, Hartford Advisers Fund, Hartford Stock Fund and Hartford MidCap Fund and has been damaged by the conduct alleged herein. A copy of her verification is attached hereto as Exhibit B.

14. Plaintiff Brian Abrams held during the Class Period and continues to own shares or units of the Hartford Capital Appreciation Fund and Hartford MidCap Fund and has been damaged by the conduct alleged herein. A copy of his verification is attached hereto as Exhibit B.

15. Plaintiff Jacky Rollins held during the Class Period and continues to own shares or units of the Hartford Advisers Fund and has been damaged by the conduct alleged herein. A copy of her verification is attached hereto as Exhibit B.

16. Plaintiff Bo Bortner held during the Class Period and continues to own shares or units of the Hartford Capital Appreciation Fund and has been damaged by the conduct alleged herein. A copy of his verification is attached hereto as Exhibit B.

17. Plaintiff Maurice S. Thews held during the Class Period and continues to own shares or units of the Hartford High Yield Fund and has been damaged by the conduct alleged herein. A copy of his verification is attached hereto as Exhibit B.

The Parent Company

18. Defendant Hartford Financial is a Connecticut financial services company with its principal place of business at Hartford Plaza, 690 Asylum Avenue, Hartford, Connecticut 06115.

The Investment Advisers

19. The Hartford Mutual Funds, Inc. and The Hartford Mutual Funds II, Inc. (collectively, the "Hartford Companies") are open-end management investment companies consisting of twenty-seven and seven separate investment portfolios or mutual funds (each a "Fund" and together the "Hartford Funds"), respectively. Defendant The Hartford Mutual Funds, Inc. ("Hartford Funds, Inc.") is a wholly-owned subsidiary of Hartford Financial, with its principal place of business at 690 Asylum Avenue, Hartford, Connecticut 06115. Hartford

Funds Inc. manages approximately 27 investment portfolios, including all Hartford Funds except those managed by The Hartford Mutual Funds II, Inc. ("Hartford Funds II").

20. Defendant Hartford Funds II is a wholly-owned subsidiary of Hartford Financial, with its principal place of business at P.O. Box 64284, St. Paul, Minnesota 55164-0387. Hartford Funds II manages the Growth Fund, Growth Opportunities Fund, SmallCap Growth Fund, Tax-Free Minnesota Fund, Tax-Free National Fund, U.S. Government Securities Fund and Value Opportunities Fund.

21. Defendant Hartford Investment Financial Services, LLC ("HIFSCO") is the investment manager to each fund. HIFSCO is a wholly-owned indirect subsidiary of Hartford Financial. HIFSCO had over $14.4 billion in assets under management as of December 31, 2002. HIFSCO is responsible for the management of each fund and supervises the activities of the investment sub-advisers described below. HIFSCO is principally located at 200 Hopmeadow Street, Simsbury, Connecticut 06089.

22. Defendant Hartford Investment Management Company ("HIMCO") is a professional money management firm that provides services to investment companies, employee benefit plans and insurance companies. HIMCO is a wholly-owned subsidiary of Hartford Financial. As of December 31, 2002 HIMCO and its wholly-owned subsidiary had investment management authority over approximately $88.5 billion in assets. HIMCO is principally located at 55 Farmington Avenue, Hartford, Connecticut 06105.

23. Defendant Wellington Management Company, LLP ("Wellington Management") is the investment sub-adviser to each of the funds, other than those sub-advised by HIMCO. Wellington Management, a Massachusetts limited liability partnership, is a professional investment counseling firm that provides services to investment companies, employee benefit

plans, endowments, foundations and other institutions and individuals. Wellington Management and its predecessor organizations have provided investment advisory services since 1928. As of December 31, 2002, Wellington Management had investment management authority over approximately $303 billion in assets. Wellington Management is principally located at 75 State Street, Boston, Massachusetts 02109.

24. HIFSCO, HIMCO and Wellington Management are referred to collectively herein as the "Investment Adviser Defendants."

25. The Investment Adviser Defendants are registered as investment advisers under the Investment Advisers Act. Fees payable to the Investment Adviser Defendants are calculated as a percentage of fund assets under management. The Investment Adviser Defendants had ultimate responsibility for overseeing the day-to-day management of the Hartford Funds.

The Director Defendants

26. Defendant Thomas Michael Marra ("Marra") was a Director of at least 75 of the Hartford Funds or the portfolios in which they invested during the Class Period. He also has served as Chairman of the Board of the Hartford Companies since 2002 and President and Chief Operating Officer of Hartford Life, Inc. He is also a member of the Board of Directors and a member of the Office of the Chairman for Hartford Financial, the parent company of Hartford Life. He was named President of Hartford Life in 2001 and COO in 2000. Marra is also a Managing Member and President of HIFSCO. Marra's business address is PO Box 2999, Hartford, Connecticut.

27. Defendant Lowndes Andrew Smith ("Smith") was a Director of at least 75 of the Hartford Funds or the portfolios in which they invested during the Class Period. For his service as a Director overseeing the Hartford Funds, Smith received compensation of $38,000 for the

calendar year ended December 31, 2002. Smith's business address is PO Box 2999, Hartford, Connecticut.

28. Defendant David M. Znamierowski ("Znamierowski") was a Director of at least 51 of the Hartford Funds or the portfolios in which they invested during the Class Period. Znamierowski's business address is PO Box 2999, Hartford, Connecticut.

29. Defendant Winifred E. Coleman ("Coleman") was a Director of at least 75 of the Hartford Funds or the portfolios in which they invested during the Class Period. For her service as a Director overseeing the Hartford Funds, Coleman received compensation of $81,000 for the calendar year ended December 31, 2002. Coleman's address is 27 Buckingham Lane, West Hartford, Connecticut.

30. Defendant William A. O'Neill ("O'Neill") was a Director of at least 75 of the Hartford Funds or the portfolios in which they invested during the Class Period. O'Neill's address is Box 360, East Hampton, Connecticut.

31. Defendant Millard H. Pryor, Jr. ("Pryor") was a Director of at least 75 of the Hartford Funds or the portfolios in which they invested during the Class Period. For his service as a Director overseeing the Hartford Funds, Pryor received compensation of $82,000 for the calendar year ended December 31, 2002. Pryor's business address is 695 Bloomfield Avenue, Bloomfield, Connecticut.

32. Defendant John K. Springer ("Springer") was a Director of at least 75 of the Hartford Funds or the portfolios in which they invested during the Class Period. For his service as a Director overseeing the Hartford Funds, Springer received compensation of $75,500 for the calendar year ended December 31, 2002. Springer's business address is 225 Asylum Avenue, Hartford, Connecticut.

33. Defendant Robert M. Gavin ("Gavin") was a Director of at least 75 of the Hartford Funds or the portfolios in which they invested during the Class Period. For his service as a Director overseeing the Hartford Funds, Gavin received compensation of $53,600 for the calendar year ended December 31, 2002. Gavin's business address is 200 Hopmeadow Street, Simsbury, Connecticut 06089.

34. Defendant Duane E. Hill ("Hill") was a Director of at least 75 of the Hartford Funds or the portfolios in which they invested during the Class Period. For his service as a Director overseeing the Hartford Funds, Hill received compensation of $74,500 for the calendar year ended December 31, 2002. Hill's business address is 200 Hopmeadow Street, Simsbury, Connecticut 06089.

35. Defendant Phillip O. Peterson ("Peterson") was a Director of at least 75 of the Hartford Funds or the portfolios in which they invested during the Class Period. For his service as a Director overseeing the Hartford Funds, Peterson received compensation of $56,750 for the calendar year ended December 31, 2002. Peterson's business address is 11155 Kane Trail, Northfield, Minnesota 55057.

36. Defendants Marra, Smith, Znamierowski, Coleman, O'Neill, Pryor, Springer, Gavin, Hill, and Peterson are collectively referred to herein as the "Director Defendants."

The Distributors

37. Defendant Hartford Securities Distribution Company, Inc. ("Hartford Securities"), located at 200 Hopmeadow Street, Simsbury, Connecticut, an indirect wholly-owned subsidiary of Hartford Financial, acts as the principal underwriter and distributor of shares of most of Hartford Financial's U.S.-registered open-end mutual funds.

38. Defendant PLANCO Financial Services Inc. ("PLANCO"), located at 200 Hopmeadow Street, Simsbury, Connecticut, a wholly-owned subsidiary of Hartford Life Insurance Co., acts as the wholesaler and distributor of shares of Hartford Financial's U.S.-registered open-end mutual funds.

39. Defendant Hartford Securities and defendant PLANCO are referred to collectively herein as the "Distributor Defendants."

The Hartford Funds

40. Nominal defendants the Hartford Funds, as identified in the caption of this complaint and on the list annexed hereto as Exhibit A, are open-ended management companies consisting of the capital invested by mutual fund shareholders, each having a board of Directors charged with representing the interests of the shareholders in one or a series of the funds. The Hartford Funds are named as nominal defendants to the extent that they may be deemed necessary and indispensable parties pursuant to Rule 19 of the Federal Rules of Civil Procedure and to the extent necessary to ensure the availability of adequate remedies.

41. All the Hartford Funds are essentially alter egos of one another. The Hartford Funds are mainly pools of investor assets that are managed and administered by officers and employees of Hartford, not by Fund employees who are independent of Hartford. The Hartford Funds share a common Board of Trustees, officers and employees of Hartford who administer the Hartford Funds and portfolios generally, and are not limited to individual Hartford Funds. Individual Hartford Funds have no independent will and are totally dominated by Hartford and the common body of trustees established by Hartford. In substance, the Hartford Funds function as components of one unitary organization.

42. All Hartford Funds share the same Investment Advisers and sub-adviser as well as principal underwriter and distributors. Additionally, Hartford pools together fees and expenses collected from the Hartford Funds investors, resulting in the Hartford Funds sharing expenses with one another. The Statement of Additional Information, for The Hartford Mutual Funds, Inc. dated March 1, 2003 and made available to Hartford Funds investors upon request (the "Statement of Additional Information"), which relates to twenty-seven of Hartford's thirty-four funds, and is identical in substance to the Statements of Additional Information filed by other Hartford Funds during the Class Period, describes how costs for research services are commingled and shared by the various Funds:

> HIMCO and Wellington Management **may use such research in providing investment advice to portfolios other than those for which the transactions are made**. Similarly, the Funds may benefit from such research obtained by HIMCO and Wellington Management for portfolio transactions for other clients.

[Emphasis added.]

43. The SAI further states with regard to the management of the Hartford Funds that:

> All directors and officers of The Hartford Mutual Funds, Inc. and The Hartford Mutual Funds II, Inc., except for David Znamierowski, are also directors and officers of three other registered investment companies in the fund complex, which is comprised of those investment companies for which HIFSCO or HL Investment Advisors, LLC serves as investment adviser. In addition to being a director of The Hartford Mutual Funds, Inc. and an officer of each Company, Mr. Znamierowski is also a director of one other registered investment company in the fund complex and an officer of three other registered investment companies in the fund complex.

The John Doe Defendants

44. Defendants John Does 1-100 were any other wrongdoers whose identities have yet to be ascertained and which will be determined during the course of Plaintiffs' counsel's ongoing investigation.

SUBSTANTIVE ALLEGATIONS

DEFENDANTS IMPROPERLY USED INVESTOR ASSETS TO UNDULY INFLUENCE BROKERS TO PUSH HARTFORD MUTUAL FUNDS ON UNWITTING INVESTORS

45. Unbeknownst to Plaintiffs and other members of the Class, Hartford Financial used the assets of its mutual fund investors to improperly pay brokerages to aggressively push Hartford mutual funds on unwitting investors through "shelf-space programs." Ultimately, Hartford's practices have led to ongoing investigations by the SEC, NASD and various state regulators, including the Connecticut Securities and Investments Division of the Department of Banking.

Hartford Financial Used Improper Means to Acquire "Shelf-Space" at Brokerages

46. Unbeknownst to Plaintiffs and other members of the Class, Hartford used the assets of its mutual fund investors to pay kickbacks to various brokerage houses, including, but not limited to, Edward Jones, Wachovia Securities, Salomon Smith Barney, A.G. Edwards, UBS Financial Services Inc. and Merrill Lynch in exchange for these brokerage houses pushing their unwitting clients into Hartford Funds. These improper *quid pro quo* arrangements were known as buying "shelf-space" at the brokerages. These payments in exchange for "shelf-space" were nothing more than a series of veiled payments by Hartford Financial to have brokers steer unknowing investors into Hartford Funds.

47. For example, according to internal documents from the Class Period and a former Vice President employed by one of Hartford's Investment Advisers during the Class Period,

Hartford had "shelf-space" agreements with numerous brokerage houses during the Class Period. These *quid pro quo* "shelf-space" agreements between Hartford and the brokerage firms called for millions of dollars in additional compensation to be paid from Hartford to the brokerages as incentive to steer unwitting investors into the Hartford Funds. As explained below, the payments for these *quid pro quo* arrangements with brokerage houses came in the form of "directed brokerage", "revenue-sharing payment", and improper "soft dollars."

48. These "shelf-space" arrangements also resulted in inflated fees charged to investors. As stated in the March 1, 2003, Hartford Advisers Fund prospectus, which is identical in substance to all prospectuses issued during the Class Period, these fees, which include management and 12b-1 fees, are "paid directly from your [the shareholders'] investment." These fees were assessed directly against shareholders and immediately affected the current redemption value of their shares.

49. Throughout the Class Period, Edward Jones, Salomon Smith Barney and other brokerages reportedly received approximately $100 million per year for pushing Hartford and other preferred funds. The effect of these improper payments is evidenced by the fact that these funds constituted approximately 90% to 95% of the overall fund sales during the Class Period of brokerages such as Edward Jones and Salomon Smith Barney.

50. On January 9, 2004, the *Wall Street Journal* exposed the "shelf-space" relationship between Hartford and brokerages such as Edward Jones, explaining that Hartford paid Edward Jones substantial amounts to favor Hartford Funds when pitching funds to customers. In the article, the *Wall Street Journal* detailed the wrongdoing based on an investigation that included interviews with former and current brokers with knowledge of the practice.

Directed Brokerage

51. Defendants used directed brokerage as one method of kickback payment, whereby Hartford promised and sent brokerage business on the trades of securities in the Hartford Funds to satisfy their *quid pro quo* "shelf-space" arrangements with brokerages. In actions to date against Morgan Stanley and Massachusetts Financial Services Co., the SEC and NASD have condemned these practices, finding that they violate the federal securities laws as well as the rules of the NASD.

52. According to internal Hartford documents from the Class Period as well as the former Vice-President for one of the Investment Adviser defendants referenced in ¶ 47, Hartford's payment for "shelf-space" would be in the form of directed brokerage to allow the brokerage houses to receive commissions for executing transactions on behalf of the Hartford Funds. Accordingly, Hartford Funds traders were not able to get trades done at the best execution price, because they were under orders to direct commissions to specifically earmarked brokerage houses.

53. According to internal Hartford documents from the Class Period, Hartford circulated monthly reports during the Class Period that stated the amount of directed brokerage Hartford had committed in exchange for the *quid pro quo* "shelf-space" programs. These reports listed dozens of brokerage houses, such as AG Edwards, Merrill Lynch, Wachovia and Edward Jones, and detailed the millions of dollars paid to these brokerage houses in improper directed brokerage during the Class Period.

Revenue Sharing

54. According to internal Hartford documents as well as the former employee of one of the Investment Adviser defendants discussed above in ¶47, in addition to the improper

directed brokerage payments, Hartford also made revenue sharing payments to brokerage houses as part of the *quid pro quo* "shelf-space" arrangements. In other words, Hartford paid the brokerage houses ***cash*** to push their clients into the Hartford Funds.

Soft Dollars

55. In addition to the improper directed brokerage and revenue sharing payments, Hartford also used soft dollars to pay brokerages to push their clients into Hartford Funds. Soft dollars reflect the amount of a commission above the actual execution cost. According to a former Hartford Fund wholesaler who worked for Hartford during the Class Period, Hartford used soft dollars to pay for "shelf-space" at the brokerage houses.

Improper "Meeting Support and Fees"

56. Hartford also regularly treated brokers who were pushing Hartford Funds to lavish vacations. Such trips were sales rallies for Hartford funds, which sent along teams of sales representatives, to further pressure brokers into selling their funds. According to a former Hartford Wholesaler employed during the Class Period, incentives approved by senior level executives at Hartford Financial were regularly provided to brokers. For example, this former employee explained that Hartford regularly subsidized national sales meetings held at exotic locales by brokerage firms such as Smith Barney in order have such firms push Hartford Funds.

57. According to the former employee referenced in ¶ 55 above, the top representatives who sold the most Hartford Funds were referred to as "Knights of the Roundtable." As such, they would be treated to trips to Europe among other destinations. Contests to push specific Hartford Funds were held frequently, up to four times in a month. According to this employee, senior Hartford executives instructed Hartford employees not to disclose any extra compensation to clients for pushing a particular fund.

Defendants Kickbacks Resulted in Improper Conduct at Brokerages

58. According to a former Regional Sales Director who sold Hartford Funds during the Class Period, Hartford had two commission grids in place where those brokers selling Hartford Funds would receive substantially higher compensation than those that did not.

59. Another former Regional Sales Manager who also sold Hartford Funds during the Class Period, further explained that brokers were forced by management to push particular Hartford funds regardless of whether or not the particular fund was appropriate for the client. Managers were encouraged to behave this way since, according to a former Regional Sales Manager employed by Hartford during the Class Period, managers were paid extra for hitting sales quotas for specific Hartford Funds rather than total sales. This former employee stated that as a result of these payments by Hartford, clients were pushed into Hartford Funds which was counter to what the client's best interest, with the primary concern being only what was good for Hartford's revenue. This former employee added that if one attempted to resist management's directive to push Hartford Funds, that person would be castigated and threatened with termination.

60. Moreover, as stated in the January 9, 2004 *Wall Street Journal* article cited above, the pressure to sell preferred funds such as the Hartford Funds made it financially foolhardy for brokers to sell non-preferred funds. Quoting brokers who had sold only the preferred funds such as the Hartford Funds for years, the article reported as follows:

> Individual brokers have a strong financial incentive to pitch favored funds. The revenue-sharing payments are credited as income to the profit-and-loss statements of brokerage branches. Those statements are a significant factor in determining the size of brokers' bonuses, generally awarded three times a year, according to former brokers. The bonuses can add up to $80,000 or $90,000 for a good producer, and often average about a third of total compensation.

> ***"I sold no outside funds,"*** says former broker Eddie Hatch, who worked at Jones in North Carolina for 13 years, until he left in 2000 to work for another brokerage firm. ***"You took a reduced payout" if you sold funds not on the preferred list, he adds.***
>
> Jones floods its brokers with literature from its preferred funds, former brokers say. "I didn't take the blinders off for nine years," says Scott Maxwell of Cary, N.C., a broker who left Jones for another firm in March of last year. He switched jobs, he says, largely because he was uncomfortable with the limited fund selection. Mr. Maxwell says he wanted to be freer to offer clients funds with better investment performance and lower fees.
>
> Jeff Davis says he was "young and wet behind the ears" when he was hired at Jones in 1993 after a stint as a White House intern. ***Even before he fully understood the financial incentives, he says he sold the seven funds almost exclusively. "I was afraid not to,"*** he adds. Mr. Davis, who left Jones in 2001 and started his own business, also says he was uncomfortable with the incentives and wanted more leeway to sell other funds.

[Emphasis added.]

<u>Defendants Cloaked Their Practices in Secrecy</u>

61. Defendants knew that these "shelf-space" arrangements presented a clear conflict of interest, pitting the financial interest of the broker against that of its clients. Disclosure of this conflict is clearly material if clients are expected to make informed investment decisions. However, knowing that a recommendation to purchase the Hartford Funds would be completely undermined if clients knew that the broker was paid to give it, Hartford concealed the truth regarding these shelf-space arrangements. Accordingly, defendants went to great lengths to avoid creating a paper trail that could possibly expose their improper practices. For instance, according to a former Hartford Financial Regional Sales Manager who worked for Hartford Financial during the Class Period, Hartford Financial went out of its way to ensure that the improper agreements detailed above were not put in writing and were often developed at side

meetings held at conferences. Hartford Financial employees were warned by management to refrain from talking about the revenue-sharing agreements.

THE HARTFORD FINANCIAL DEFENDANTS ENGAGED IN IMPROPER CONDUCT

The Director Defendants Breached Their Fiduciary Duties To Hartford Funds Investors

62. Mutual funds Board of Directors have a duty to protect investors and to closely watch that fees paid to an Investment Adviser are not excessive and that the Investment Adviser is acting in the best interests of the mutual fund investors. As explained by William Donaldson, the head of the SEC, in a January 7, 2004 speech to the Mutual Funds Directors Forum:

> The board of directors of a mutual fund has significant responsibility to protect investors. By law, directors generally are responsible for the oversight of all of the operations of a mutual fund. In addition, under the Investment Company Act, directors are assigned key responsibilities, such as negotiating and evaluating the reasonableness of advisory and other fees, selecting the fund's independent accountants, valuing certain securities held by the fund, and managing certain operational conflicts.
>
> The role of fund directors is particularly critical in the mutual fund context because almost all funds are organized and operated by external money-management firms, thereby creating inherent conflicts of interest and potential for abuse. Money-management firms operating mutual funds want to maximize their profits through fees provided by the funds, but the fees, of course, paid to these firms, reduce the returns to fund investors.
>
> Independent directors, in particular, should serve as "independent watchdogs" guarding investors' interests — and helping to protect fund assets from uses that will be of primary benefit to management companies. These interests must be paramount, for it is the investors who own the funds and for whose sole benefit they must be operated.

http://www.sec.gov/news/speech/spch010704whd.htm

63. The Investment Company Institute ("ICI"), of which Hartford is a member, also recently described the duties of mutual fund boards as follows:

> More than 77 million Americans have chosen mutual funds to gain convenient access to a professionally managed and diversified portfolio of investments.
>
> Investors receive many other benefits by investing in mutual funds, including strong legal protections and full disclosure. In addition, shareholders gain an extra layer of protection because each mutual fund has a board of directors looking out for shareholders' interests.
>
> ***Unlike the directors of other corporations, mutual fund directors are responsible for protecting consumers, in this case, the funds' investors. The unique "watchdog" role, which does not exist in any other type of company in America, provides investors with the confidence of knowing the directors oversee the advisers who manage and service their investments.***
>
> ***In particular, under the Investment Company Act of 1940, the board of directors of a mutual fund is charged with looking after how the fund operates and overseeing matters where the interests of the fund and its shareholders differ from the interests of its investment adviser or management company.***

[Emphasis added.][1]

64. Accordingly, Hartford Financial public filings state that the Board of Directors for Hartford is responsible for the management and supervision of each portfolio, or fund, comprising the Hartford Funds. In this regard, the March 1, 2003 Statement of Additional Information for funds offered by The Hartford Mutual Funds, Inc. (the "Statement of Additional Information"), which includes the Hartford Dividend and Growth Fund, Hartford Advisers Fund,

---

[1] The ICI describes itself as the national association of the U.S. investment company industry. Founded in 1940, its membership includes approximately 8,601 mutual funds, 604 closed-end funds, 110 exchange-traded funds, and six sponsors of unit investment trusts. Its mutual fund members represent 86.6 million individual shareholders and manage approximately $7.2 trillion in investor assets. The quotation above is excerpted from a paper entitled a paper titled *Understanding the Role of Mutual Fund Directors* available on the ICI's website at http://www.ici.org/issues/dir/bro_mf_directors.pdf.

Hartford Stock Fund and Hartford MidCap Fund, and is available to the investor upon request, is typical of the Statements of Additional Information available for other Hartford Funds. It states that "[E]ach Company has a board of directors, who elect officers who are responsible for the day-to-day operations of the Funds and who execute policies formulated by the directors."

65. Moreover, the Statement of Additional Information for The Hartford Mutual Funds, Inc. dated March 1, 2003 stated, with respect to the duties of the Directors, as follows:

> In accordance with the terms of the [Distribution] Plans, HIFSCO provides to each Fund, for review by the applicable Company's board of directors, a quarterly written report of the amounts expended under the respective Plans and the purpose for which such expenditures were made. ***In the board of directors' quarterly review of the Plans, they review the level of compensation the Plans provide in considering the continued appropriateness of the Plans.***
>
> The Plans were adopted by a majority vote of the board of directors of the applicable Company, including at least a majority of directors who are not, and were not at the time they voted, interested persons of the applicable Funds as defined in the 1940 Act and do not and did not have any direct or indirect financial interest in the operation of the Plans, cast in person at a meeting called for the purpose of voting on the Plans. ***In approving the Plans, the directors identified and considered a number of potential benefits which the Plans may provide including the potential to increase assets in order to benefit from economies of scale. The board of directors of the applicable Company believes that there is a reasonable likelihood that the Plans will benefit each applicable Fund and its current and future shareholders.*** Under their terms, the Plans remain in effect from year to year provided such continuance is approved annually by vote of the directors of the applicable board in the manner described above. The Plans may not be amended to increase materially the amount to be spent for distribution without approval of the shareholders of the Fund affected thereby, and material amendments to the Plans must also be approved by the applicable board of directors in the manner described above. A Plan may be terminated at any time, without payment of any penalty, by vote of the majority of the directors of the applicable board who are not interested persons of the Funds and have no direct or indirect financial interest in the operations of the Plan, or by

> a vote of a "majority of the outstanding voting securities" of the Fund affected thereby. A Plan will automatically terminate in the event of its assignment.

[Emphasis added.]

66. Another section of the Statement of Additional Information sets forth in greater detail the purported process by which the investment managers are selected:

> At a meeting of the Board of Directors on August 1, 2002, the Board unanimously voted to approve, or renew, as the case may be, the investment management agreement, investment subadvisory agreement and investment services agreement. ***In this regard, the Board of Directors considered several factors relating to the agreements, including the following factors.*** The Board reviewed the quality of the services provided to the Funds by HIFSCO, Wellington Management and HIMCO, including each Fund's performance relative to an appropriate benchmark as well as compared to the Fund's appropriate peer group. ***The Board also reviewed the investment management fees paid to HIFSCO and by HIFSCO to Wellington Management and HIMCO. In this connection, the Board reviewed comparative information on investment management fees paid and expenses incurred by similarly situated funds. The Board considered the fact that all of the Funds provide for fee breakpoints that gradually decrease as assets increase.*** The Board considered other benefits to HIFSCO or its affiliates from the investment management agreement with the Funds. Specifically, the Board reviewed information noting that Hartford Life, Inc. receives a set fee for fund accounting and related services. In addition, it was noted that Hartford Life, Inc. and its affiliates may benefit from directed brokerage programs which are intended to recognize sales of fund shares made by various broker dealers. Such programs help to increase asset levels in the Funds which can increase revenue paid to HIFSCO and its affiliates. ***Finally, the Board reviewed information regarding the costs of providing advisory services to the Funds, and the resulting profits. Based upon its review, the Board concluded that it is in the interest of the Funds and their shareholders for the Board to approve, or renew, as the case may be, the existing investment management agreement, investment sub-advisory agreement and investment services agreement for the Funds.***
>
> In arriving at their decision to approve the renewal of each of the agreements, the board of directors of each Company did

> not assign relative weights to the factors discussed above or deem any one or group of them to be controlling in and of themselves.

[Emphasis added.]

67. In truth and in fact, however, the Hartford Funds Boards of Directors were captive to and controlled by Hartford Financial, who prevented Hartford Fund board members from fulfilling their statutory and fiduciary duties to manage and supervise the Hartford Funds, approve all significant agreements, and otherwise take reasonable steps to prevent Hartford Financial from skimming Hartford Financial assets and charging excessive fees.

68. The Hartford Financial directors oversaw dozens of Hartford Funds such that it is impracticable for them to properly perform their supervisory and monitoring functions. To ensure that the Directors toed the line, the Investment Adviser Defendants often recruited key fund Directors from the ranks of investment adviser companies and paid them excessive salaries for their service as Directors. For example, Marra, the Chairman of Hartford Financial and Managing Member and President of HIFSCO, is also the Director and/or officer of 75 portfolios in the Hartford Fund complex, including Hartford Dividend and Growth Fund, Hartford Advisers Fund, Hartford Stock Fund and Hartford MidCap Fund. All other Directors responsible for management of the Companies oversaw between 51 and 75 portfolios in the Hartford Fund complex.

69. In exchange for creating and managing the Hartford Funds, Hartford Financial charges investors a fee comprised of a percentage of assets under management. Hence, the more money invested in the funds, the greater the fees paid to Hartford Financial. In theory, the fees charged to fund investors are negotiated at arm's-length between the fund board and the investment management company and must be approved by the independent members of the board. However, as a result of the board's dependence on Hartford Financial, and its failure to

properly manage the investment adviser, a tremendous amount of fees were paid to Hartford Financial for services that were of no benefit to fund investors.

70. As a result of these practices, the mutual fund industry was enormously profitable ***for Hartford Financial***. In this regard, a *Forbes* article, published on September 15, 2003, stated as follows:

> The average net profit margin at publicly held mutual fund firms was 18.8% last year, blowing away the 14.9% margin for the financial industry overall . . . . [f]or the most part, customers do not enjoy the benefits of the economies of scale created by having larger funds. ***Indeed, once a fund reaches a certain critical mass, the directors know that there is no discernible benefit from having the fund become bigger by drawing in more investors; in fact, they know the opposite to be true – once a fund becomes too large it loses the ability to trade in and out of positions without hurting its investors.*** [. . .]
>
> ***The [mutual fund] business grew 71-fold (20 fold in real terms) in the two decades through 1999, yet costs as a percentage of assets somehow managed to go up 29% . . .*** Fund vendors have a way of stacking their boards with rubber stamps. As famed investor Warren Buffett opines in Berkshire Hathaway's 2002 annual report: "Tens of thousands of independent directors, over more than six decades, have failed miserably." A genuinely independent board would occasionally fire an incompetent or overcharging fund advisor. That happens just about never.

[Emphasis added.]

71. Due in large part to the conflicted boardroom culture created by Hartford Financial's interested directors, Plaintiffs and other members of the Class never knew, nor could they have known, from reading the fund prospectuses or otherwise, of the extent to which Hartford Financial was using, *inter alia*, so-called investment adviser fees, 12b-1 fees, Soft Dollars (as defined below), and directed brokerage commissions to improperly siphon investor assets to assist in peddling its wares on unwitting investors.

The Improper Use of Excessive Commissions and Directed Brokerage Business

72. The Investment Adviser Defendants paid excessive commissions and directed brokerage business to broker-dealers who steered their clients into Hartford Funds as part of a *quid pro quo* "shelf-space program" arrangement between Hartford and brokerages. Such payments were used to fund sales contests and other undisclosed financial incentives to further push Hartford Funds. These incentives created an undisclosed conflict of interest and caused brokers to steer clients to Hartford Funds regardless of the funds' investment quality relative to other investment alternatives and to thereby breach their duties of loyalty. As described by the National Association of Insurance and Financial Advisors:

> Directed brokerage results when a mutual fund manager uses commissions payable for executing the fund's securities trades to obtain a preferred position for the fund in the broker-dealer's distribution network. This practice creates numerous potential conflicts of interest, including possible incentives for broker-dealers to base their fund recommendations to customers on brokerage commission considerations rather than on whether a particular fund is the best match for a client.

See http://www.naifa.org/frontline/20040428_SEC_aa.html.

73. By paying the excessive commissions and directing brokerage business to participate in "shelf-space programs," the Investment Adviser Defendants violated Section 12 of the Investment Company Act, because such payments were not made pursuant to a valid Rule 12b-1 plan. Additionally, in several actions to date against brokerages and mutual funds, the SEC, the NASD and various other government regulators have made it clear that the use of excessive commissions and directed brokerage to participate in "shelf-space programs" – as Hartford has done here – are highly improper.

74. The SEC has brought actions against other mutual fund companies for the same type of behavior complained about here. As stated in a recent Administrative Proceeding against Massachusetts Financial Services, Inc. ("MFS"):

> **MFS did not adequately disclose to MFS shareholders that it allocated fund brokerage commissions to satisfy strategic alliances.**
>
> Specifically, Item 16(c) of the Form N-1A requires a description in the SAI of "how the Fund will select brokers to effect securities transactions for the Fund" and requires that "[i]f the Fund will consider the receipt of products or services other than brokerage or research services in selecting brokers, [the Fund should] specify those products or services."
>
> * * *
>
> **The SAIs did not adequately disclose to shareholders that MFS had entered into bilateral arrangements in which it agreed to allocate specific negotiated amounts of fund brokerage commissions, subject to best execution, to broker-dealers for "shelf-space" or heightened visibility within their distribution systems.**

See The March 31, 2004 SEC Order Instituting Administrative and Cease-and-Desist Proceedings, Making Findings and Imposing Remedial Sanctions Against MFS, File No. 3-22450, *at* http://www.sec.gov/1itigation/admin/ia-2224.htm
[Emphasis added.]

75. Similarly, in the Administrative Proceeding against Morgan Stanley, the SEC explained:

> At issue in this matter are two distinct disclosure failures. The first relates to Morgan Stanley DW's operation of mutual fund **marketing programs in which it collected from a select group of mutual fund complexes amounts in excess of standard sales loads and Rule 12b-1 trail payments. These programs were designed to specially promote the sale of those mutual funds with enhanced compensation to individual registered representatives, known as financial advisors ("FAs"), and branch managers as well as increased visibility in its extensive retail distribution network.**

See The Morgan Stanley SEC Cease-and-Desist Order, *at* http://www.sec.gov/litigation/admin/33-8339.htm [Emphasis added.]

76. The excessive commissions and directed brokerage business used by Hartford, and considered improper by the SEC as noted above, did not fund any services that benefited the Hartford Funds shareholders. This practice materially harmed plaintiffs and other members of the Class from whom the illegitimate and improper fees were taken.

The Investment Adviser Defendants Used
Rule 12b-1 Marketing Fees For Improper Purposes

77. By paying the excessive brokerage commissions and directed brokerage, Hartford Financial additionally violated Section 12 of the Investment Company Act, because such payments were not made pursuant to a valid Rule 12b-1 plan.

78. Section 12(b) of the Investment Company Act prohibits mutual funds from directly or indirectly distributing or marketing their own shares unless certain enumerated conditions set forth in Rule 12b-1, promulgated by the SEC pursuant to the Investment Company Act, are met. The Rule 12b-1 conditions, among others, are that payments for marketing must be made pursuant to a written plan "describing all material aspects of the proposed financing of distribution;" all agreements with any person relating to implementation of the plan must be in writing; the plan and any related agreements must be approved by a vote of the majority of the board of directors; and the board of directors must review, at least quarterly, "a written report of the amounts so expended and the purposes for which such expenditures were made."

79. Additionally, the directors "have a duty to request and evaluate, and any person who is a party to any agreement with such company relating to such plan shall have a duty to furnish, such information as may reasonably be necessary to an informed determination of whether the plan should be implemented or continued." The directors may continue the plan "only if the board of directors who vote to approve such implementation or continuation

conclude, in the exercise of reasonable business judgment, and in light of their fiduciary duties under state law and section 36(a) and (b) [15 U.S.C. 80a-35(a) and (b)] of the [Investment Company] Act that ***there is a reasonable likelihood that the plan will benefit the company and its shareholders.***" [Emphasis added.]

80. The exceptions to the Section 12(b) prohibition on mutual fund marketing and distribution were enacted in 1980 under the theory that the marketing of mutual funds generally should be encouraged because increased investment in mutual funds would presumably result in economies of scale, the benefits of which would be shifted from fund managers to investors. During the Class Period, the Director Defendants authorized, and Hartford Financial collected, millions of dollars in purported Rule 12b-1 marketing and distribution fees. These excessive fees were paid to the Hartford Financial distributors as well as the brokers for pushing Hartford funds.

81. However, the purported Rule 12b-1 fees charged to Hartford Funds investors were highly improper because the conditions of Rule 12b-1 were not met. There was no "reasonable likelihood" that the plan would benefit the company and its shareholders. On the contrary, as the funds were marketed and the number of fund investors increased, the economies of scale thereby created, if any, were not passed on to Hartford Funds investors. Results from the Hartford High Yield Fund are typical in this regard. For example, ***despite the fact that net assets for the Hartford High Yield Fund increased from $52 million to $200 million during the Class Period, the net asset value per share of the fund decreased by more than 15%, falling from $10.05 per share at the end of the fiscal year for 1999 to $8.49 per share at the end of the fiscal year for 2003. Yet, during the same period, expenses charged by Defendants increased, with the ratio of expenses to net assets jumping from .72% in 1999 to .82% in 2003.***

82. The increase in fees while the net asset value of the fund fell was a red flag that the Director Defendants knowingly or recklessly disregarded. If anything, the Hartford Funds' marketing efforts were creating diminished marginal returns under circumstances where increased fund size correlated with reduced liquidity and fund performance. The Director Defendants ignored or failed to review written reports of the amounts expended pursuant to the Hartford Funds Rule 12b-1 Plan, and the information pertaining to agreements entered into pursuant to the Rule 12b-1 Plan, on a quarterly basis as required and hence failed to terminate the plans and the payments made pursuant to the Rule 12b-1 Plan, even though such payments harmed Hartford Funds shareholders.

83. As set forth herein, in violation of Rule 12b-1 and Section 28(e) of the Securities Exchange Act, defendants made additional undisclosed payments to brokers, in the form of excessive commissions, that were not disclosed or authorized by the Hartford Funds Rule 12b-1 plan.

Improper Use of "Soft Dollars"

84. Investment advisers routinely pay brokers commissions on the purchase and sale of fund securities, and such commissions may, under certain circumstances, properly be used to purchase certain other services from brokers as well. Specifically, the Section 28(e) "safe harbor" provision of the Securities Exchange Act carves out an exception to the rule that requires investment management companies to obtain the best possible execution price for their trades. Section 28(e) provides that fund managers shall not be deemed to have breached their fiduciary duties "solely by reason of [their] having caused the account to pay a . . . broker . . . in excess of the amount of commission another . . . broker . . . would have charged for effecting the transaction, if such person determined ***in good faith*** that the amount of the commission is

reasonable in relation to the value of the brokerage and research services provided." 15 U.S.C. §28(e) (emphasis added). In other words, funds are allowed to include in "commissions" payment for not only purchase and sales execution, but also for specified services, which the SEC has defined to include, "any service that provides lawful and appropriate assistance to the money manager in the performance of his investment decision-making responsibilities." The commission amounts charged by brokerages for selling the underlying securities in a mutual fund that are in excess of the purchase and sale charges are known within the industry as "Soft Dollars."

85. According to Nelson Information's Directory of Investment Mangers (14th Ed. 2001) (the "Nelson Directory"), Hartford is "a premier provider of insurance and asset management products. Hartford Investment Management Company [HIMCO] is the longstanding fixed income provider of choice for The Hartford and its clients." HIMCO manages "assets by using a disciplined, modified top-down process which is designed to create value from each of three steps: controlled duration management, sector allocation and security selection." *Id.* at 2209.

86. Consistent with this philosophy, the Nelson Directory, for the relevant years during the Class Period, states that Hartford's research sources are **100% in-house** research. *Id.* Based on Hartford's own proprietary research apparatus, there is demonstrably little need for reliance on outside research. The Investment Adviser Defendants went far beyond what is permitted by the Section 28(e) safe harbor by routinely using Soft Dollars as excessive commissions to pay brokers to push clients into Hartford Funds. The Investment Adviser Defendants used Soft Dollars to pay for these excessive commissions that served as kickbacks to

brokers, thus charging Hartford Funds investors for costs not covered by the Section 28(e) safe harbor and that were in violation of the investment advisers' fiduciary duties.

87. The Investment Adviser Defendants went far beyond what is permitted by the Section 28(e) safe harbor by routinely using "Soft Dollars" as excessive commissions to pay brokers to push unwitting clients into Hartford Funds. The Investment Adviser Defendants used Soft Dollars to pay for these excessive commissions that served as kickbacks to brokers thus charging Hartford Funds investors for costs not covered by the Section 28(e) safe harbor and that were not consistent with the investment advisers' fiduciary duties.

88. Moreover, at least three of the Hartford Funds were closed to new investors ("the Closed Funds") and, consequently, the so-called 12b-1 fees could not possibly have been used to market and distribute them. Nevertheless, the Investment Adviser Defendants received Rule 12b-1 fees charged to the Closed Funds. The Closed Funds that charged such Rule 12b-1 fees are: Hartford MidCap Funds A, B and C.

Demand on the Boards to Take Corrective Action Would Be Futile

89. Plaintiffs have not made any demand on the Boards of Directors (the "Boards") to institute this action for its derivative claim brought pursuant to their Investment Adviser Act in Count V below. Such demand would be a futile and useless act because the Boards are incapable of making an independent and disinterested decision for the following reasons:

90. As alleged in detail herein, each of the Director Defendants was appointed by, and serves at the pleasure of, the Investment Adviser Defendants. Each of the Director Defendants is controlled by and beholden to the Investment Adviser Defendants for his or her positions and substantial compensation as Directors. Although as a technical matter the shareholders have a right to vote out the Directors, the Directors know that it is extremely unlikely if the Investment

Adviser supports the Directors, which is has done throughout the Class Period. Accordingly, each of the Director Defendants is incapable of evaluating a demand independently and disinterestedly.

91. Because of their lack of independence from the Investment Adviser Defendants, the Directors Defendants wrongfully approved the advisor fees, 12b-1 fees and the materially misleading disclosures in the Funds Prospectuses in each of the years they served as Directors.

92. As alleged in detail herein, each of the Director Defendants knowingly participated in, approved, and/or recklessly disregarded the wrongs complained of herein. The conduct of the Director Defendants was in breach of their fiduciary duties and could not have been an exercise of good faith business judgment.

93. The Director Defendants allowed a course of conduct that prejudiced the Hartford Funds as the Director Defendants allowed the excessive fees to be charged and shareholder investments to be used for improper purposes such as kickbacks to brokers. The payment of kickbacks to brokers who injured shareholders was conduct that should have been prevented by the Director Defendants, but was not.

94. The Direct Defendants also were self-interested in the improper kickbacks paid to brokers who steered their clients' assets into the Hartford Funds in order to increase the assets in the Funds. Growth of a mutual fund is one of the keys to its survival, for if a mutual fund's assets stagnate or decrease, there is a great likelihood that the fund will be disbanded or merged with another fund. If the mutual fund is disbanded or merged, the board members for that fund necessarily lose their position on the fund's board as well as the compensation for sitting on that fund's board.

95. Additionally, each of the Director Defendants received substantial payments and benefits by virtue of his or her membership on one or more Boards and his or her control of dozens of Hartford Funds, as follows:

a) Defendant Smith oversaw 75 Portfolios and received compensation of at least $38,000 for the calendar year ending December 31, 2002;

b) Defendant Coleman oversaw 75 Portfolios and received compensation of at least $75,500 for the calendar year ending December 31, 2002;

c) Defendant Pryor oversaw 75 Portfolios and received compensation of at least $76,500 for the calendar year ending December 31, 2002;

d) Defendant Springer oversaw 75 Portfolios and received compensation of at least $70,000 for the calendar year ending December 31, 2002;

e) Defendant Gavin oversaw 75 Portfolios and received compensation of at least $53,600 for the calendar year ending December 31, 2002;

f) Defendant Hill oversaw 75 Portfolios and received compensation of at least $69,000 for the calendar year ending December 31, 2002; and

g) Defendant Peterson oversaw 75 Portfolios and received compensation of at least $56,750 for the calendar year ending December 31, 2002.

96. Each of the Director Defendants has thus benefited from the wrongdoing herein alleged and has engaged in such conduct to preserve his or her positions of control and the benefits thereof.

97. Each of the Director Defendants continues to serve as a Director, and the Director Defendants comprise the Boards. Thus, in order to bring this action for breaching their fiduciary duties, the Director Defendants would be required to sue themselves and their fellow Directors with whom they have had close business and personal relationships for years. Accordingly, a majority of the Boards is incapable of evaluating a demand independently and disinterestedly.

The Prospectuses and SAIs Were Materially False And Misleading

98. Plaintiffs and other members of the Class were entitled to, and did receive, one of the prospectuses (the "Prospectuses"), pursuant to which the Hartford Funds shares were offered.

99. Prospectuses and SAIs are required to disclose all material facts in order to provide investors with information that will assist them in making an informed decision about whether to invest in a mutual fund. The law requires that such disclosures be in straightforward and easy to understand language such that it is readily comprehensible to the average investor.

100. Each of the Hartford Financial Prospectuses and SAIs issued during the Class Period failed to properly disclose to investors material information about the mutual funds and the fees and costs associated with them. As seen below, each of the Hartford Financial Prospectuses and SAIs contained the same materially false and misleading statements and omissions regarding strategies for growth, revenue-sharing, directed brokerage, 12b-1 fees and Soft Dollars.

101. Each of the Hartford Financial Prospectuses and SAIs issued during the Class Period contained substantially the same materially false and misleading statements in that they omitted key information regarding the funds' strategy for growth of assets, revenue-sharing, directed brokerage, 12b-1 fees and Soft Dollars that were required to be disclosed in "easy to understand language" such that a reasonable investor could make an informed decision whether or not to invest in the Funds.

Material Omissions Regarding Strategies for Growth

102. The March 1, 2003 Prospectus for the Hartford Large Cap Growth Fund is identical in substance to all Prospectuses issued during the Class Period in that it omits to state

that one of the principal methods for increasing assets of the Funds was through participation in "shelf-space programs." For example, the March 1, 2003 Hartford Value Fund Prospectus states:

> INVESTMENT GOAL. The Hartford Value Fund seeks long-term total return.

This statement is materially false and misleading because it failed to disclose that one of the strategies of the Fund to increase assets was to pay brokers kickbacks to steer clients into the Funds, thereby growing Fund assets.

Material Omissions Regarding Revenue Sharing

103. The March 1, 2003 Statement of Additional Information for the Hartford Mutual Funds, Inc. and the Hartford Mutual Funds II, Inc. which is incorporated by reference in all of the Prospectuses issued during the Class Period stated as follows with respect to its description of the distribution plan and method it offered its shares to the public that Defendants euphemistically referred to as "revenue sharing":

> HIFSCO and its affiliates pay, out of their own assets, compensation to brokers, financial institutions and other persons for the sale and distribution of the Companies' shares and/or for the servicing of those shares. These payments ("Additional Payments") may be made to supplement sales concessions (commissions) reallowed to dealers and/or portfolio brokerage directed in recognition of the sale of Fund shares.

104. The above statement is materially false and misleading in that it failed to disclose, *inter alia*, the following material and damaging adverse facts which damaged plaintiffs and other members of the Class:

(a) that the Investment Adviser Defendants used investor assets to pay broker-dealers to satisfy bilateral arrangements with brokerages known as "shelf-space" programs whereby the broker steered clients into Hartford Funds;

(b) that the Investment Advisor Defendant used brokerage commissions over and above those allowed by Rule 12b-1 to pay for the "shelf-space programs";

(c) that the Investment Adviser Defendants directed brokerage payments to firms that favored Hartford Funds regardless of performance to satisfy bilateral arrangements with brokerages pursuant to "shelf-space" programs and that this directed brokerage was a form of marketing that was not disclosed in or authorized by the Hartford Funds Rule 12b-1 Plan;

(d) that the Investment Adviser Defendants and/or the Distributor Defendants compensated themselves out of investor assets for any payment made pursuant to revenue sharing agreements;

(e) that such revenue sharing payment created undisclosed conflicts of interest;

(f) that the Hartford Funds Rule 12b-1 Plans were not in compliance with Rule 12b-1, and that payments made pursuant to the plan were in violation of Section 12 of the Investment Company Act because, among other reasons, the plan was not properly evaluated by the Director Defendants and there was not a reasonable likelihood that the plan would benefit the company and its shareholders;

(g) that any economies of scale achieved by marketing of the Hartford Funds to investors were not passed on to Hartford Funds investors; but rather, as the Hartford Funds grew, fees charged to Hartford Funds investors continued to increase; and

(h) that the Director Defendants had abdicated their duties under the Investment Company Act and their common law fiduciary duties, failed to monitor and supervise the Investment Adviser Defendants and, as a consequence, the Investment Adviser Defendants was able to systematically skim millions of dollars from the Hartford Funds.

Material Omissions Regarding Directed Brokerage Business

105. The March 1, 2003 Statement of Additional Information for the Hartford Mutual Funds, Inc. and the Hartford Mutual Fund II, Inc. which is incorporated by reference in all of the Hartford Funds Prospectuses issued during the Class Period states under the heading PORTFOLIO TRANSACTIONS AND BROKERAGE as follows:

> The Companies have no obligation to deal with any dealer or group of dealers in the execution of transactions in portfolio securities. Subject to any policy established by each Company's board of directors and HIFSCO, HIMCO and Wellington Management, as applicable, are primarily responsible for the investment decisions of each Fund and the placing of its portfolio transactions. In placing orders, it is the policy of each Fund to obtain the most favorable net results, taking into account various factors, including price, dealer spread or commission, if any, size of the transaction and difficulty of execution. While HIMCO and Wellington Management generally seek reasonably competitive spreads or commissions, the Funds do not necessarily pay the lowest possible spread or commission. Upon instructions from HIFSCO, Wellington Management may direct certain brokerage transactions to broker/dealers who also sell shares of funds in the fund complex. Upon instructions from HIFSCO, Wellington Management may also direct certain brokerage transactions to broker/dealers that pay for certain other services used by the Funds.
>
> Although the rules of the National Association of Securities Dealers, Inc. ("NASD") prohibit its members from seeking orders for the execution of investment company portfolio transactions on the basis of their sales of investment company shares, under such rules, sales of investment company shares may be considered by the investment company as a factor in selecting brokers to effect portfolio transactions. Accordingly, some portfolio transactions are, subject to such rules and to obtaining best prices and executions, executed through dealers who sell shares of funds in the fund complex.

106. The above statement is materially false and misleading in that it failed to disclose that Defendants chose brokers to execute sales of the Funds' portfolios – and thereby directed the commissions from the sales of the portfolios securities to these brokers – to satisfy negotiated

arrangements with brokerages to give Hartford Financial "shelf-space" visibility and to push their clients in Hartford Funds in exchange for directed brokerage. Additionally, the above statement is materially false and misleading for the following reasons:

(a) that the Investment Adviser Defendants used investor assets to pay broker-dealers to satisfy bilateral arrangements with brokerages known as "shelf-space" programs whereby the broker steered clients into Hartford Funds;

(b) that the Investment Advisor Defendant used brokerage commissions over and above those allowed by Rule 12b-1 to pay for the "shelf-space programs";

(c) that the Investment Adviser Defendants directed brokerage payments to firms that favored Hartford Funds to satisfy bilateral arrangements with brokerages pursuant to "shelf-space programs" and that this directed brokerage was a form of marketing that was not disclosed in or authorized by the Hartford Funds Rule 12b-1 Plan;

(d) that the Hartford Funds Rule 12b-1 Plans were not in compliance with Rule 12b-1, and that payments made pursuant to the plan were in violation of Section 12 of the Investment Company Act because, among other reasons, the plan was not properly evaluated by the Director Defendants and there was not a reasonable likelihood that the plan would benefit the company and its shareholders;

(e) that the Investment Adviser Defendants and/or the Distributor Defendants compensated themselves out of investor assets for any payment made pursuant to revenue sharing agreements;

(f) that such revenue sharing payment created undisclosed conflicts of interest;

(g) that any economies of scale achieved by marketing of the Hartford Funds to investors were not passed on to Hartford Funds investors; but rather, as the Hartford Funds grew, fees charged to Hartford Funds investors continued to increase; and

(h) that the Director Defendants had abdicated their duties under the Investment Company Act and their common law fiduciary duties, failed to monitor and supervise the Investment Adviser Defendants and, as a consequence, the Investment Adviser Defendants was able to systematically skim millions of dollars from the Hartford Funds.

Material Omissions Regarding 12b-1 Fees

107. The March 1, 2003 Statement of Additional Information for the Hartford Mutual Funds, Inc. and the Hartford Mutual Fund II, Inc. which is incorporated by reference in all of the Hartford Funds Prospectuses issued during the Class Period states as follows with regard to 12b-1 fees:

> General Distribution fees paid to HIFSCO may be spent on any activities or expenses primarily intended to result in the sale of the applicable Company's shares including: (a) payment of initial and ongoing commissions and other compensation payments to brokers, dealers, financial institutions or others who sell each Fund's shares, (b) compensation to employees of HIFSCO, (c) compensation to and expenses, including overhead such as communications and telephone, training, supplies, photocopying and similar types of expenses, of HIFSCO incurred in the printing and mailing or other dissemination of all prospectuses and statements of additional information, (d) the costs of preparation, printing and mailing of reports used for sales literature and related expenses, i.e., advertisements and sales literature, and (e) other distribution-related expenses and for the provision of personal service and/or the maintenance of shareholder accounts. These plans are considered compensation type plans which means that the Funds pay HIFSCO the entire fee regardless of HIFSCO's expenditures.

108. The above statement is materially false and misleading in that it fails to state that Hartford Financial used 12b-1 fees to participate in "shelf-space programs" to provide kickbacks

to brokers for directing their clients into Hartford Funds. Additionally, the above statement is materially false and misleading for the following reasons:

(a) that the Investment Adviser Defendants used investor assets to pay broker-dealers to satisfy bilateral arrangements with brokerages known as "shelf-space" programs whereby the broker steered clients into Hartford Funds;

(b) that the Investment Advisor Defendant used brokerage commissions over and above those allowed by Rule 12b-1 to pay for the "shelf-space programs";

(c) that the Investment Adviser Defendants directed brokerage payments to firms that favored Hartford Funds to satisfy bilateral arrangements with brokerages pursuant to "shelf-space" programs and that this directed brokerage was a form of marketing that was not disclosed in or authorized by the Hartford Funds Rule 12b-1 Plan;

(d) that the Hartford Funds Rule 12b-1 Plans were not in compliance with Rule 12b-1, and that payments made pursuant to the plan were in violation of Section 12 of the Investment Company Act because, among other reasons, the plan was not properly evaluated by the Director Defendants and there was not a reasonable likelihood that the plan would benefit the company and its shareholders;

(e) that the Investment Adviser Defendants and/or the Distributor Defendants compensated themselves out of investor assets for any payment made pursuant to revenue sharing agreements;

(f) that such revenue sharing payment created undisclosed conflicts of interest;

(g) that any economies of scale achieved by marketing of the Hartford Funds to investors were not passed on to Hartford Funds investors; but rather, as the Hartford Funds grew, fees charged to Hartford Funds investors continued to increase; and

(h) that the Director Defendants had abdicated their duties under the Investment Company Act and their common law fiduciary duties, failed to monitor and supervise the Investment Adviser Defendants and, as a consequence, the Investment Adviser Defendants was able to systematically skim millions of dollars from the Hartford Funds.

Material Omissions Regarding Soft Dollars

109. The March 1, 2003 Statement of Additional Information for the Hartford Mutual Funds, Inc. and the Hartford Mutual Fund II, Inc. which is incorporated by reference in all of the Hartford Funds Prospectuses and available to the investor upon request, stated as follows with respect to Soft Dollars:

> While HIMCO and Wellington Management seek to obtain the most favorable net results in effecting transactions in a Fund's portfolio securities, broker-dealers who provide investment research to HIMCO or Wellington Management may receive orders for transactions from HIMCO or Wellington Management. Such research services ordinarily consist of assessments and analyses of the business or prospects of a company, industry, or economic sector. If, in the judgment of HIMCO or Wellington Management, a Fund will be benefited by such research services, HIMCO and Wellington Management are authorized to pay spreads or commissions to brokers or dealers furnishing such services which are in excess of spreads or commissions which another broker or dealer may charge for the same transaction. Information so received is in addition to and not in lieu of the services required that HIMCO and Wellington Management must perform under the investment advisory agreement or the investment subadvisory agreement. The expenses of HIMCO and Wellington Management are not necessarily reduced as a result of the receipt of such information.

110. The above statement is materially false and misleading in that it failed to disclose, *inter alia*, the following material and damaging adverse facts regarding Soft Dollars which damaged plaintiffs and other members of the Class:

(a) that the Investment Adviser Defendants used investor assets to pay broker-dealers to satisfy bilateral arrangements with brokerages known as "shelf-space" programs whereby the broker steered clients into Hartford Funds;

(b) that the Investment Advisor Defendant used brokerage commissions over and above those allowed by Rule 12b-1 to pay for the "shelf-space programs";

(c) that the Investment Adviser Defendants directed brokerage payments to firms that favored Hartford Funds to satisfy bilateral arrangements with brokerages pursuant to "shelf-space" programs and that this directed brokerage was a form of marketing that was not disclosed in or authorized by the Hartford Funds Rule 12b-1 Plan;

(d) that the Investment Adviser Defendants and/or the Distributor Defendants compensated themselves out of investor assets for any payment made pursuant to revenue sharing agreements;

(e) that such revenue sharing payment created undisclosed conflicts of interest;

(f) that the Hartford Funds Rule 12b-1 Plans were not in compliance with Rule 12b-1, and that payments made pursuant to the plan were in violation of Section 12 of the Investment Company Act because, among other reasons, the plan was not properly evaluated by the Director Defendants and there was not a reasonable likelihood that the plan would benefit the company and its shareholders;

(g) that any economies of scale achieved by marketing of the Hartford Funds to investors were not passed on to Hartford Funds investors; but rather, as the Hartford Funds grew, fees charged to Hartford Funds investors continued to increase; and

(h) that the Director Defendants had abdicated their duties under the Investment Company Act and their common law fiduciary duties, failed to monitor and supervise the Investment Adviser Defendants and, as a consequence, the Investment Adviser Defendants was able to systematically skim millions of dollars from the Hartford Funds.

PLAINTIFFS' CLASS ACTION ALLEGATIONS

111. Plaintiffs bring these claims (except for Count V which is brought derivatively on behalf of the Hartford Funds) as a class action pursuant to Federal Rule of Civil Procedure 23(a) and (b)(3) on behalf of a Class, consisting of all persons or entities who held shares, units, or like interests in any of the Hartford Funds between February 27, 1999 to, January 9, 2004, inclusive, and who were damaged thereby (the "Class"). Excluded from the Class are Defendants, members of their immediate families and their legal representatives, heirs, successors or assigns and any entity in which Defendants have or had a controlling interest.

112. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to Plaintiffs at this time and can only be ascertained through appropriate discovery, Plaintiffs believe that there are at least hundreds of thousands of members in the proposed Class. Record owners and other members of the Class may be identified from records maintained by the Hartford Funds and the Investment Adviser Defendants and may be notified of the pendency of this action by mail, using the form of notice similar to that customarily used in securities class actions.

113. Plaintiffs' claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by Defendants' wrongful conduct in violation of federal law that is complained of herein.

114. Plaintiffs will fairly and adequately protect the interests of the members of the Class and have retained counsel competent and experienced in class and securities litigation.

115. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

(a) whether the Investment Company Act was violated by Defendants' acts as alleged herein;

(b) whether the Investment Advisers Act was violated by Defendants' acts as alleged herein;

(c) whether the Connecticut Unfair Trade Practices Act was violated by Defendants' acts as alleged herein;

(d) whether the Investment Adviser Defendants breached their common law fiduciary duties and/or knowingly aided and abetted common law breaches of fiduciary duties;

(e) whether Defendants omitted to disclose to the investing public during the Class Period material facts about the business, operations, and financial statements of the Hartford Funds; and

(f) to what extent the members of the Class have sustained damages and the proper measure of damages.

116. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as

the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it virtually impossible for members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

INVESTMENT COMPANY ACT CLAIMS

COUNT I

AGAINST THE INVESTMENT ADVISER DEFENDANTS AND DIRECTOR DEFENDANTS FOR VIOLATIONS OF SECTION 34(b) OF THE INVESTMENT COMPANY ACT ON BEHALF OF THE CLASS

117. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein.

118. This Count is asserted against the Investment Adviser Defendants in their role as investment advisers to the Hartford Funds and against the Director Defendants for their role in the creation of the materially false and misleading Prospectuses.

119. The Investment Adviser Defendants and Director Defendants omitted to state facts necessary to prevent statements in registration statements and reports filed and disseminated pursuant to the Investment Company Act, in light of the circumstances under which they were made, from being materially false and misleading. The Investment Adviser Defendants and Director Defendants failed to disclose the following:

(a) that the Investment Adviser Defendants authorized the payment from fund assets of excessive commissions to broker dealers in exchange for preferential marketing services known as "shelf-space" and that such payments were in breach of their fiduciary duties, in violation of Section 12(b) of the Investment Company Act, and unprotected by any "safe harbor";

(b) that the Investment Adviser Defendants and/or the Distributor Defendants compensated themselves out of investor assets for any payment made pursuant to revenue sharing agreements;

(c) that the Investment Adviser Defendants and/or the Distributor Defendants directed brokerage payments to firms that favored Hartford Funds, which constituted a form of marketing that was not disclosed in or authorized by the Hartford Funds Rule 12b-1 Plan;

(d) that the Hartford Funds Rule 12b-1 Plan was not in compliance with Rule 12b-1, and that payments made pursuant to the plan were in violation of Section 12(b) of the Investment Company Act because, among other reasons, the plan was not properly evaluated by the Director Defendants and there was not a reasonable likelihood that the plan would benefit the company and its shareholders;

(e) that by paying brokers to aggressively steer their clients to Hartford Funds, the Investment Adviser Defendants and/or the Distributor Defendants were knowingly and/or recklessly aiding and abetting a breach of fiduciary duties, and profiting from the brokers' improper conduct;

(f) that any economies of scale achieved by marketing of the Hartford Funds to new investors were not passed on to Hartford Funds investors; on the contrary, as the Hartford Funds grew, fees charged to Hartford Funds investors continued to increase;

(g) that Defendants improperly used Soft Dollars and excessive commissions, paid from Hartford Fund investors' assets, to pay for overhead expenses the cost of which should have been borne by Hartford Financial and not Hartford Funds investors; and

(h) that the Director Defendants had abdicated their duties under the Investment Company Act and their common law fiduciary duties, that the Director Defendants failed to monitor and supervise the Investment Adviser Defendants and that, as a consequence, the Investment Adviser Defendants were able to systematically skim millions and millions of dollars from the Hartford Fund investors.

120. By reason of the conduct described above, the Investment Adviser Defendants and the Director Defendants violated Section 34(b) of the Investment Company Act.

121. As a direct, proximate and foreseeable result of the Investment Adviser Defendants' and Director Defendants' violation of Section 34(b) of the Investment Company Act, Hartford Funds investors have incurred damages.

122. Plaintiffs and other members of the Class have been specially injured by Defendants' violations of Section 34(b) of the Investment Company Act. Such injuries were suffered directly by shareholders, rather than by the Hartford Funds themselves.

123. The Investment Adviser Defendants and Director Defendants, individually and in concert, directly and indirectly, by the use, means or instrumentalities of interstate commerce and/or of the mails, engaged and participated in a continuous course of conduct to conceal such adverse material information.

COUNT II

AGAINST THE DISTRIBUTOR DEFENDANTS, THE INVESTMENT ADVISER DEFENDANTS AND THE DIRECTOR DEFENDANTS PURSUANT TO SECTION 36(a) OF THE INVESTMENT COMPANY ACT ON BEHALF OF THE CLASS

124. Plaintiffs repeat and reallege each and every allegation contained above and otherwise incorporate the allegations contained above.

125. This Count is brought against the Distributor Defendants, the Investment Adviser Defendants and the Director Defendants for breach of their fiduciary duties as defined by Section 36(a) of the Investment Company Act.

126. The Distributor Defendants, the Investment Adviser Defendants and the Director Defendants had a fiduciary duty to the Class.

127. The Distributor Defendants, the Investment Adviser Defendants and the Director Defendants violated Section 36(a) by improperly charging investors in the Hartford Funds purported Rule 12b-1 marketing fees, and by drawing on assets of Hartford Funds investors to make undisclosed payments of Soft Dollars and excessive commissions, as defined herein, in violation of Rule 12b-1.

128. By reason of the conduct described above, the Distributor Defendants, the Investment Adviser Defendants and the Director Defendants violated Section 36(a) of the Investment Company Act.

129. As a direct, proximate and foreseeable result of the Distributor Defendants', the Investment Adviser Defendants' and the Director Defendants' breaches of fiduciary duties in their roles as principal underwriter, investment advisers, and directors and officers, respectively, to Hartford Funds investors, the Class has incurred millions of dollars in damages.

130. Plaintiffs, in this count, seek to enjoin Defendants from engaging in such practices in the future as well as recover improper Rule 12b-1 fees, Soft Dollars, excessive commissions, directed brokerage, directors' compensation and the management fees charged the Hartford Funds by the Distributor Defendants, the Investment Adviser Defendants and the Director Defendants.

COUNT III

AGAINST THE DISTRIBUTOR DEFENDANTS, THE INVESTMENT ADVISER DEFENDANTS AND THE DIRECTOR DEFENDANTS PURSUANT TO SECTION 36(b) OF THE INVESTMENT COMPANY ACT ON BEHALF OF THE CLASS

131. Plaintiffs repeat and reallege each and every allegation contained above and otherwise incorporates the allegations contained above.

132. This Count is brought by the Class against the Distributor Defendants, the Investment Adviser Defendants and the Director Defendants for breach of their fiduciary duties as defined by Section 36(b) of the Investment Company Act.

133. The Distributor Defendants, the Investment Adviser Defendants, and the Director Defendants had a fiduciary duty to the Hartford Funds and the Class with respect to the receipt of compensation for services and of payments of a material nature made by and to the Distributor Defendants, the Investment Adviser Defendants, and the Director Defendants.

134. The Distributor Defendants, the Investment Adviser Defendants, and the Director Defendants violated Section 36(b) by improperly charging investors in the Hartford Funds purported Rule 12b-1 marketing fees, and by drawing on the assets of Hartford Funds investors to make undisclosed payments of Soft Dollars and excessive commissions, as defined herein, in violation of Rule 12b-1.

135. By reason of the conduct described above, the Distributor Defendants, the Investment Adviser Defendants, and the Director Defendants violated Sections 36(b) of the Investment Company Act.

136. The Director Defendants received improper payments, in that they received their compensation despite the fact they violated their fiduciary duties.

137. As a direct, proximate and foreseeable result of the Distributor Defendants', the Investment Adviser Defendants' and the Director Defendants' breach of their fiduciary duties in their role as principal underwriter, investment advisers, and directors and officers, respectively, the Class has incurred millions of dollars in damages.

138. Plaintiffs, in this count, seek to recover the Rule 12b-1 fees, Soft Dollars, excessive commissions and the management fees charged the Hartford Funds by the Distributor Defendants, the Investment Adviser Defendants, and the Director Defendants.

COUNT IV

AGAINST HARTFORD FINANCIAL (AS CONTROL PERSON OF THE DISTRIBUTOR DEFENDANTS AND THE INVESTMENT ADVISER DEFENDANTS) FOR VIOLATION OF SECTION 48(a) OF THE INVESTMENT COMPANY ACT ON BEHALF OF THE CLASS

139. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein.

140. This Count is brought pursuant to Section 48(a) of the Investment Company Act against Hartford Financial as control person of the Distributor Defendants and the Investment Adviser Defendants who caused the Investment Adviser Defendants to commit the violations of the Investment Company Act alleged herein.

141. The Distributor Defendants are liable under Sections 34(b), 36(a) and 36(b) of the Investment Company Act to the Hartford Funds as set forth herein.

142. The Investment Adviser Defendants are liable under Sections 34(b), 36(a) and 36(b) of the Investment Company Act as set forth herein.

143. Hartford Financial was a "control person" of the Distributor Defendants and the Investment Adviser Defendants and caused the violations complained of herein. By virtue of its position of operational control and/or authority over the Investment Adviser Defendants and/or Distributor Defendants – Hartford Financial, directly and indirectly, had the power and authority, and exercised the same, to cause the Distributor Defendants and/or the Investment Adviser Defendants to engage in the wrongful conduct complained of herein.

144. Pursuant to Section 48(a) of the Investment Company Act, by reason of the foregoing, Hartford Financial is liable to Plaintiffs to the same extent as are the Distributor Defendants and the Investment Adviser Defendants for their primary violations of Sections 34(b), 36(a) and 36(b) of the Investment Company Act.

145. By virtue of the foregoing, The Hartford Funds, Plaintiffs and other Class members are entitled to damages against Hartford Financial.

INVESTMENT ADVISER ACT CLAIMS

COUNT V

AGAINST THE INVESTMENT ADVISER DEFENDANTS UNDER SECTION 215 OF THE INVESTMENT ADVISERS ACT FOR VIOLATIONS OF SECTION 206 OF THE INVESTMENT ADVISERS ACT DERIVATIVELY ON BEHALF OF THE HARTFORD FUNDS

146. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein.

147. This Count is based upon Section 215 of the Investment Advisers Act, 15 U.S.C. §80b-15.

148. The Investment Adviser Defendants had advisory contracts with the Hartford Funds and served as "investment advisers" to the Hartford Funds and other members of the Class pursuant to the Investment Advisers Act. The Hartford Funds, and their shareholders, were the intended beneficiaries of these advisory contracts and investment advisor services.

149. As fiduciaries pursuant to the Investment Advisers Act, the Investment Adviser Defendants were required to serve the Hartford Funds in a manner in accordance with the federal fiduciary standards set forth in Section 206 of the Investment Advisers Act, 15 U.S.C. §80b-6, governing the conduct of investment advisers.

150. During the Class Period, the Investment Adviser Defendants breached their fiduciary duties to the Hartford Funds by engaging in a deceptive contrivance, scheme, practice and course of conduct pursuant to which they knowingly and/or recklessly engaged in acts, transactions, practices and courses of business which operated as a fraud upon the Hartford Funds. The Investment Adviser Defendants breached their fiduciary duties owed to the Hartford Funds by engaging in the aforesaid transactions, practices and courses of business knowingly or recklessly so as to constitute a deceit and fraud upon the Hartford Funds. The Investment Adviser Defendants are liable as direct participants in the wrongs complained of herein. The Investment Adviser Defendants, because of their position of authority and control over the Hartford Funds were able to and did control the fees charged and collected, and otherwise control the operations of the Hartford Funds.

151. The Investment Adviser Defendants had a duty to (1) disseminate accurate and truthful information with respect to the Hartford Funds; and (2) truthfully and uniformly act in accordance with their stated policies and fiduciary responsibilities to the Hartford Funds. The Investment Adviser Defendants participated in the wrongdoing complained of herein in order to prevent the Hartford Funds from knowing of the Investment Adviser Defendants' breaches of fiduciary duties including: (1) the charging of improper Rule 12b-1 marketing fees; (2) making improper undisclosed payments of Soft Dollars; (3) making unauthorized use of "directed brokerage" in exchange for "shelf-space"; and (4) charging excessive and improper commission payments used to pay off brokers.

152. As a result of the Investment Advisers' multiple breaches of their fiduciary duties owed to the Hartford Funds, the Hartford Funds were damaged.

153. The Hartford Funds are entitled to rescind their investment advisory contracts with the Investment Adviser Defendants and recover all fees paid in connection with their enrollment pursuant to such agreements.

CONNECTICUT UNFAIR TRADE PRACTICES ACT CLAIM

COUNT VI

AGAINST ALL DEFENDANTS FOR VIOLATION OF THE CONNECTICUT UNFAIR TRADE PRACTICES ACT (CUTPA) ON BEHALF OF THE CLASS

154. Plaintiffs repeat and reallege each of the preceding allegations as though fully set forth herein.

155. In violation of the Connecticut Unfair Trade Practices Act (CUTPA), Conn. Gen. Stat. § 42-110a et seq., all defendants used and employed unconscionable commercial practices, deception, fraud, misrepresentations, and/or the knowing concealment, suppression and/or omission of material facts with the intent that others rely thereon, regarding the Hartford Funds. Specifically, defendants misrepresented, expressly and/or by implication, and/or intentionally omitted to state material facts regarding, and engaged in the unconscionable commercial practice, deception and fraud of, the excessive and improper fees charged in connection with the Hartford Funds and the "shelf-space programs" whereby Defendants paid kickbacks to brokers to push Hartford Funds.

156. Plaintiffs and the other members of the Class suffered an ascertainable loss of money as a result of Defendants' use or employment of these unfair methods of competition and unfair or deceptive acts or practices.

157. By virtue of the foregoing, Plaintiffs and other members of the Class are entitled to punitive damages against all Defendants.

BREACH OF FIDUCIARY DUTY CLAIMS

COUNT VII

BREACH OF FIDUCIARY DUTY AGAINST THE INVESTMENT ADVISER DEFENDANTS ON BEHALF OF THE CLASS

158. Plaintiffs repeat and reallege each of the preceding allegations as though fully set forth herein.

159. As advisers to the Hartford Funds that were made up of Plaintiffs' and other Class members' investments, the Investment Adviser Defendants were fiduciaries to the Plaintiffs and other members of the Class and were required to act with the highest obligations of good faith, loyalty, fair dealing, due care and candor.

160. As set forth above, the Investment Adviser Defendants breached their fiduciary duties to Plaintiffs and the Class.

161. Plaintiffs and the Class have been specifically injured as a direct, proximate and foreseeable result of such breach on the part of the Investment Adviser Defendants and have suffered substantial damages.

162. Because the Investment Adviser Defendants acted with reckless and willful disregard for the rights of Plaintiffs and other members of the Class, the Investment Adviser Defendants are liable for punitive damages in an amount to be determined by the jury.

COUNT VIII

BREACH OF FIDUCIARY DUTY AGAINST THE DIRECTOR DEFENDANTS ON BEHALF OF THE CLASS

163. Plaintiffs repeat and reallege each of the preceding allegations as though fully set forth herein.

164. As Hartford Funds directors, the Director Defendants had a fiduciary duty to the Hartford Funds and Hartford Funds investors to supervise and monitor the Investment Adviser Defendants.

165. The Director Defendants breached their fiduciary duties by reason of the acts alleged herein, including their knowing or reckless failure to prevent the Investment Adviser Defendants from (1) charging improper Rule 12b-1 marketing fees; (2) making improper undisclosed payments of Soft Dollars; (3) making unauthorized use of "directed brokerage" in exchange for "shelf-space"; and (4) charging excessive and improper commission payments to brokers.

166. Plaintiffs and the Class have been specifically injured as a direct, proximate and foreseeable result of such breach on the part of the Investment Adviser Defendants and have suffered substantial damages.

167. Because the Investment Adviser Defendants acted with reckless and willful disregard for the rights of Plaintiffs and other members of the Class, the Investment Adviser Defendants are liable for punitive damages in an amount to be determined by the jury.

COUNT IX

AIDING AND ABETTING A BREACH OF FIDUCIARY DUTY AGAINST ALL DEFENDANTS ON BEHALF OF THE CLASS

168. Plaintiffs repeat and reallege each of the preceding allegations as though fully set forth herein.

169. At all relevant times herein, the brokerages, such as Edward Jones, Smith Barney, and Wachovia, among others, that sold Hartford Funds had fiduciary duties of loyalty to their clients, including Plaintiffs and other members of the Class.

170. Defendants knew or should have known that the brokerages had these fiduciary duties.

171. By accepting improper Rule 12b-1 fees, Soft Dollars and excessive commissions from Hartford Financial in exchange for aggressively pushing Hartford Funds, and by failing to disclose the receipt of such fees, the brokerages breached their fiduciary duties to Plaintiffs and the other members of the Class.

172. Defendants possessed actual or constructive knowledge that the brokerages were breaching their fiduciary duties, but nonetheless perpetrated the fraudulent scheme alleged herein.

173. Defendants' actions, as described in this complaint, were a substantial factor in causing the losses suffered by Plaintiffs and the other members of the Class. By participating in the brokerages' breaches of fiduciary duties, Defendants are liable therefor.

174. As a direct, proximate and foreseeable result of Defendants' knowing participation in the brokerages' breach of fiduciary duties, Plaintiffs and the Class have suffered damages.

175. Because Defendants acted with reckless and willful disregard for the rights of Plaintiffs and other members of the Class, Defendants are liable for punitive damages in an amount to be determined by the jury.

UNJUST ENRICHMENT CLAIMS

COUNT X

AGAINST ALL DEFENDANTS FOR UNJUST ENRICHMENT ON BEHALF OF THE CLASS

176. Plaintiffs repeat and reallege each of the preceding allegations as though fully set forth herein.

177. Defendants have benefited from their unlawful acts through the excessive and improper fees they charged and received from Plaintiffs and the other members of the Class. It would be inequitable for Defendants to be permitted to retain the benefit of these overpayments, which were conferred by Plaintiffs and the other members of the Class and retained by Defendants.

PRAYER FOR RELIEF

WHEREFORE, Plaintiffs pray for relief and judgment, as follows:

A. Determining that this action is a proper class action and certifying Plaintiffs as the Class representatives and Plaintiffs' counsel as Class Counsel pursuant to Rule 23 of the Federal Rules of Civil Procedure;

B. Awarding compensatory damages in favor of Plaintiffs and the other Class members against all Defendants, jointly and severally, for all damages sustained as a result of Defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

C. Awarding punitive damages in favor of Plaintiffs and the other Class members against all Defendants, jointly and severally, for all damages sustained as a result of Defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

D. Awarding the Hartford Funds rescission of their contracts with the Investment Adviser Defendants, including recovery of all fees which would otherwise apply, and recovery of all fees paid to the Investment Adviser Defendants;

E. Ordering an accounting of all Hartford Fund related fees, commissions, directed brokerage and Soft Dollar payments;

F. Ordering restitution of all unlawfully or discriminatorily-obtained fees and charges;

G. Awarding such other and further relief as this Court may deem just and proper, including any extraordinary equitable and/or injunctive relief as permitted by law or equity to attach, impound or otherwise restrict the Defendants' assets to assure that Plaintiffs and the Class have an effective remedy;

H. Awarding Plaintiffs and the Class their reasonable costs and expenses incurred in this action, including counsel fees and expert fees; and

I. Such other and further relief as the Court may deem just and proper.

JURY TRIAL DEMANDED

Plaintiffs hereby demand a trial by jury.

HURWITZ, SAGARIN & SLOSSBERG, LLC

By:______________________________
J. Daniel Sagarin (CT 04289)
David A. Slossberg (CT 13116)
Brian C. Fournier (CT 16272)
147 North Broad Street
P.O. Box 112
Milford, CT 06460
Tel.: (203) 877-8000

Co-Liaison Counsel

SCHATZ & NOBEL, P.C.
Andrew M. Schatz (CT 00603)
Jeffrey S. Nobel (CT 04855)
Patrick A. Klingman (CT 17813)
20 Church Street, Suite 1700
Hartford, CT 06103
Tel.: (860) 493-6292

Co-Liaison Counsel

MILBERG WEISS BERSHAD & SCHULMAN LLP
Jerome M. Congress
Janine L. Pollack
Michael R. Reese

One Pennsylvania Plaza
New York, NY 10119
Tel.: (212) 594-5300

Lead Counsel and Chair of the Executive Committee

SCHIFFRIN & BARROWAY, LLP
Marc A. Topaz
Richard A. Maniskas
Three Bala Plaza East
Suite 400
Bala Cynwyd, PA 19004
Tel.: (610) 667-7706

Member of the Executive Committee

STULL STULL & BRODY
Jules Brody
Aaron Brody
6 East 45th Street
Suite 500
New York, NY 10017
Tel.: (212) 687-7230

Member of the Executive Committee

MURRAY, FRANK & SAILER LLP
Eric J. Belfi
Brian P. Murray
275 Madison Avenue
New York, NY 10016
Tel.: (212) 682-1818

Member of the Executive Committee

SCOTT + SCOTT, LLC
David R. Scott (CT 16080)
Neil Rothstein
Erin Green Comite (CT 24886)
108 Norwich Avenue
P.O. Box 192
Colchester, CT 06415
Tel.: (800) 404-7770

Member of the Executive Committee

GLANCY BINKOW & GOLDBERG LLP
Michael M. Goldberg
1801 Avenue of the Stars
Suite 311
Los Angeles, CA 90067
Tel.: (310)201-9150

WEISS & YOURMAN
Joseph H. Weiss
551 Fifth Avenue
New York, NY 10176
Tel.: (212) 682-3025

LAW OFFICES OF CHARLES J. PIVEN, P.A.
Charles J. Piven
Marshall N. Perkins
The World Trade Center – Baltimore
401 East Pratt Street, Suite 2525
Baltimore, Maryland 21202
(410) 332-0030

Additional Plaintiffs' Counsel